PINE VALLEY MINING CORPORATION
Management’s Discussion and Analysis
Nine Months Ended December 31, 2004

Management’s discussion and analysis of the results of operations and financial condition (“MD&A”) for Pine Valley Mining Corporation (the “Company” or “Pine Valley”) should be read in conjunction with the unaudited interim consolidated financial statements for the three months and nine months ended December 31, 2004 and related notes thereto and the audited consolidated financial statements, notes and related MD&A thereto for the fiscal year ended March 31, 2004. The financial information in this MD&A is derived from the Company’s consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles. The effective date of this MD&A is February 22, 2005.

All dollar figures are Canadian dollars unless specifically noted otherwise.

Information about Forward-Looking Statements

This MD&A contains “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. Such statements are based on the Company’s current expectations, estimates and projections about the industry, management’s beliefs and certain assumptions made by it. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes” or similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements concerning projected revenues, expenses and gross profit, mine development efforts, need for additional capital, market acceptance of the Company’s resource production, and the Company’s production capacity. Such statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, the Company’s actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Information relating to the magnitude or quality of mineral deposits is deemed to be forward-looking information. The reliability of such information is affected by, among other things, uncertainty involving geology of mineral deposits; uncertainty of estimates of their size or composition; uncertainty of projections relating to costs of production or estimates of market prices for the mineral; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; and various other risks including those relating to health, safety and environmental matters.

The Company cautions that the list of factors set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Company’s public filings with the Canadian securities regulatory authorities, including its most recent annual report, quarterly reports, material change reports and press releases, and with the United States Securities and Exchange Commission (“SEC”). In particular, your attention is directed to the Company’s other SEC and Canadian filings concerning some of the important risk factors that may affect its business, results of operations and financial conditions. You should carefully consider those risks, in addition to the other information in this MD&A and in the Company’s other filings, before making any business or investment decisions involving the Company and its securities.

The Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Description of Business

The Company is a producer and marketer of metallurgical coal. The Company began producing coal from its mining properties located in northeast British Columbia during the fiscal second quarter. The coal is sold to steel producers who use metallurgical coal in the steelmaking process. The Company has begun producing low volatile pulverized coal for injection (“PCI”) and intends to begin producing coking coal in the autumn of 2005.

The Company was originally formed as “Globaltex Industries Inc. on March 5, 1993 by the amalgamation of New Lintex Minerals Ltd., a public British Columbia company (“New Lintex”), and Willow Creek Coal Ltd., (“Willow Creek”), a wholly owned subsidiary of A.L.M. Associates Corp (“A.L.M.”) under certificate of amalgamation No. 442303. It changed its name to “Pine Valley Mining Corporation” on May 13, 2003. Its shares are listed on the TSX Venture Exchange (symbol “PVM”) and OTC Bulletin Board in the United States (symbol “PVMCF”).

Overview and Description of the Willow Creek Coal Mine – British Columbia

The Company’s activities during the fiscal third quarter were directed primarily towards coal production from the Willow Creek Coal Mine in northeastern British Columbia and the construction of facilities in order to increase the production rate. These activities included:

•	Mine operations and sales;

•	Design and construction of site facilities and;

•	Financing.

Mine Operations and Sales
Production of coal continued in the third fiscal quarter at the rate of approximately 45,000 tonnes per month. During the third fiscal quarter commercial coal shipments totaling approximately 146,000 tonnes of PCI product were successfully completed. The Company has completed commissioning the majority of the equipment constructed and installed to increase the Willow Creek Coal Mine production to a monthly capacity of 110,000 tonnes of coal. The first unit train consisting of 100 cars and transporting approximately 9,500 tonnes of coal was successfully loaded on February 11, 2005.

The commissioning of the completed equipment will permit the Company to increase monthly capacity to 110,000 tonnes as of mid February. However, due to the time required to achieve the increased production rate, as well as rail service delays experienced in January and February, the Company revised its sales forecast for the year ending March 31, 2005 to approximately 400,000 to 450,000 tonnes. Based upon the terms of the Company’s existing sales contracts and current market pricing trends, the weighted average sales price for these sales is expected to be approximately US$54.50 per tonne.

The Company has concluded sales negotiations for the sale of 529,000 tonnes of its PCI product for the period September 2004 to March 31, 2005 with customers who represent a number of the premier steel producers in Asia and Europe. The weighted average price for the PCI coal to be sold under these contracts is US$54.97 per tonne. Approximately 120,000 tonnes of the contracts will be carried over for deliveries in the year beginning April 1, 2005.

Future financial performance for the Willow Creek Coal Mine, and therefore the Company, is affected by many factors. One important factor is the fluctuation in the exchange rate between the United States Dollar (“US$”) and the Canadian dollar (“CAD$”). Almost all of the Company’s operating expenses and costs of goods sold are payable in CAD$. At the same time, the Company’s revenues from sales of coal are received in US$. Since the preparation of a feasibility study by Norwest Corporation in September 2002, the CAD$ has strengthened against the US$. The feasibility study was completed using an exchange rate of US$1.00= CAD$1.55 and a PCI sales price of US$32.25 per tonne. The exchange rate as of February 22, 2005 was US$1.00=CAD$1.2249. The weighted average price for the Company’s PCI sales contracts to date is US$54.97 per tonne, substantially above the feasibility price forecast. The Company has put in place foreign exchange contracts to cover 58% of the sales contracts currently established over the period through to March 2005 to mitigate the impact of the exchange rate changes. However the strengthening of the CAD$ against the US$ has a negative impact on the projected profitability of the Company for revenues in excess of the revenue portion that is covered by the foreign exchange contracts, additional sales contracts which the Company anticipates in the current fiscal year as well as beyond April 2005.

The Company adjusted its forecast of coal production of 610,000 tonnes by March 31, 2005 to approximately 400,000 to 450,000 tonnes due to an increase in time required to achieve a productive capacity of 110,000 tonnes per month and rail service delays. The longer time frame required to reach this productive capacity has resulted primarily from factors beyond the Company’s control, including permitting and other regulatory delays, adverse weather conditions at the Willow Creek Coal Mine, the acquisition of certain critical equipment and delays experienced with the rail service in January and February.

Design and Construction of Site Facilities
During the first quarter and continuing through the third fiscal quarter the Company began the site preparation, engineering design, equipment procurement, and construction of facilities in order to increase the monthly mine production rate to approximately 110,000 tonnes. This will be followed by the acquisition and installation of a coal preparation plant and other facilities by autumn 2005. Ultimately, the Company expects to achieve a monthly mine production rate of approximately 180,000 tonnes, or 2,200,000 tonnes per year. Under its current permit, the Company has the right to produce coal at an annual production level of up to 900,000 tonnes. Management intends to file a permit amendment application with the provincial government regulators during February 2005 requesting an increase in the permitted production level from the current 900,000 tonnes per year to 2,200,000 tonnes per year. However, there is no guarantee that the permit will be granted, and, if permission is delayed, the Company will be unable to increase production above current permitted levels until the new permit is received. The Company’s revised phased plan to increase capacity over the next twelve months is outlined below:

Stage of Development	Production rate (tonnes annualized)	Operational Date

Current operations	540,000	July 2004

Installation of coal handling equipment	1,320,000	February 2005

Wash plant and related equipment installed	2,200,000	Autumn 2005

In August 2003, the Company received a report from Merit Consultants International Inc. (“Merit Report”), an independent engineering consulting firm, providing estimated capital costs of approximately $18 million for the projects now under construction or expected to be constructed through 2005. Based on the most recent design and procurement information available, Company management now expects that capital project costs will exceed the estimates in the Merit Report by approximately $8.3 million.

Primary causes of the anticipated cost increases are:

•	The Company’s decision to accelerate certain project expenditures in order to increase the Willow Creek Coal Mine’s production capacity as soon as possible and take advantage of the current robust coal demand and pricing;

•	soil conditions requiring a substantial redesign of crusher and bridge foundations and an increase in the volume of concrete;

- -	lack of suitable construction gravel on site; increased cost of steel components;

•	a decision to purchase improved electrical and fire-fighting systems in order to increase reliability and reduce operating labor requirements, and;

•	delays and additional costs associated with late component deliveries and poor weather conditions during recent months.

Financing and Other Issues
In order to meet the anticipated cost increases and accelerated expenditures, the Company has entered into a transaction with The Rockside Foundation (“Rockside”), whereby the Company completed a transaction to borrow from Rockside the aggregate principal sum of US$8,850,000. Interest is paid at the rate of 10% per annum payable monthly. The Company has issued or will issue common shares that are equivalent to 10% of the initial principal amount (US$3,750,000) of the loan advanced by Rockside in November, and that number of the Company’s shares that is equivalent to 1% per five week period of the US$5,100,000 principal amount of the loan advanced at the end of December to a maximum of 10% until the loan is repaid. For purposes of calculating the number of bonus shares the US dollar value is converted into Canadian dollars, and the share price used is the weighted average share price for the 10 trading days on the TSX Venture Exchange prior to funding. The Company has issued 104,736 Common shares for the loan of the initial US$3,750,000 principal amount and is committed to issue an additional 10,102 shares for the second principal amount drawn. The principal will be repaid from operating cash flow or from the net proceeds of any subsequent asset sale or financing. The loan may be repaid at any time prior to maturity, without notice or penalty.

The loan is secured by security granted on all of the assets and undertakings of Pine Valley and its wholly owned subsidiaries, Falls Mountain Coal Inc. and Pine Valley Coal Ltd., ranking in priority second to the security granted by the Company to Mitsui Matsushima Canada Ltd. (“Mitsui Matsushima”) and Marubeni Corporation (“Marubeni”).

To the knowledge of the Company The Rockside Foundation owns 19.9% of the Company as of the date of this report and is a related party to the Company, as such term is defined in Ontario Securities Commission Rule 61-501, by virtue of its beneficial ownership of more than 10% of the Common shares of the Company.

The Board of Directors of the Company formed a special committee of directors independent of The Rockside Foundation, the members of which are Graham Mackenzie, Gordon Fretwell and Clay Gillespie, to consider the proposed transaction with The Rockside Foundation. The special committee considered the relevant facts and issues and subsequently advised the Board that the proposed transaction was, in their view, in the best interests of the Company and it recommended its approval by the Board. The proposed transaction with The Rockside Foundation was then approved by the full Board, with Mark T. Smith and Jeffrey M. Fehn abstaining from voting, and the special committee was charged with the task of negotiating and settling the loan agreement and ancillary documents with The Rockside Foundation.

The Company was not required to obtain a formal valuation of the related party transaction with The Rockside Foundation or to obtain minority approval for such transaction by virtue of the fact that at the time that such transaction was agreed to, the amount of the proposed loan does not exceed 25% of the Company’s market capitalization.

The Company announced that it amended the terms of all of its outstanding private placement warrants, to make them transferable rather than non-transferable, provided that the warrants will be transferable only by the original holder and not by a subsequent transferee holder. In addition, if the original warrant holder elects to exercise its right to transfer the warrants, then (and only then) the expiry date of the replacement warrants issued to the transferee will be set at the earlier of the original expiry date and 14 days from the date of the issuance of such new warrant certificate.

During the fiscal period and to the date of this report various warrants and options were exercised. Mark T. Smith, Graham Mackenzie, The Rockside Foundation and the R. Templeton Smith Foundation have exercised warrants and options to acquire 1,799,833, 1,280,000, 3,773,000 and 1,902,833 shares respectively. Consequently, including other parties, the Company has received $3,831,509 from the warrant and option exercises since April 1, 2004 to the date of this report.

To the knowledge of the Company, Mark T. Smith, The Rockside Foundation and the R. Templeton Smith Foundation currently directly own 15,086,551, 13,411,353 and 6,375,690 shares respectively, representing 22.39%, 19.9% and 9.46% of the Company’s outstanding shares respectively as of the date of this report.

The Company has entered into discussions and signed a non-binding proposal letter with an unaffiliated institutional lender (“Lender”) under which the Lender will, if the transaction completes, lend to the Company $25,000,000. The proposed loan would include a $5,000,000 revolving credit facility and a $20,000,000 senior secured term loan (the “Credit Facilities”). Proceeds from the Credit Facilities would be used to repay existing indebtedness of the Company, finance capital expenditures, provide working capital and for general corporate purposes. The proposed Credit Facilities would require no principal repayments for six months from completion of the financing. The senior secured term loan would have a two year term and be secured by a first priority security interest in all the existing and after acquired real and personal assets of the Company. The completion of the transaction is subject to numerous conditions including completion of due diligence by the Lender, negotiation of final documentation and no material adverse change in the prospects or projections of the Company.

Changes in Accounting Policies

During the second quarter, the company changed from a development stage company to a production company. This change in operations caused the adoption of a number of new accounting policies as detailed below.

Asset Retirement Obligation
The Company has adopted CICA 3110, Asset Retirement Obligations, which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The standard applies to obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard requires the recognition of all legal obligations associated with the retirement, whether by sale, abandonment, recycling or other disposal of an asset.

The liability was measured at its fair value of $378,675 on December 31, 2004. This amount represents the estimated cost to restore the site to its original use once the mining operations are complete or ceased. Management conducted a review of the potential costs based on the size of the current site, which is approximately 76.5 hectares. The provision will be adjusted as the site is further developed or changes in the restoration costs are known. In subsequent periods, the liability will be adjusted for the accretion of discount and any changes in amount or timing of the underlying cash flows.

Revenue Recognition
Sales are recognized at the time the product is loaded for shipment as this coincides with the transfer of title and the determination of the amount due. The value of the shipment is determined by using standard draft survey results, which is accepted by the customer as part of the shipping documentation. The invoicing and pricing terms are based on negotiated contracts with the customer, and follow industry standard practices. The Company sells to a limited number of customers and considers that collection of the full balance of all current sales is reasonably assured.

Inventory
Inventory is valued at the lower of the cost and market value. Cost is determined on the first in first out basis, as this adequately reflects any changes in contract prices that are part of the production costs. Market value is defined as net realizable value for finished goods, and if at any time the market value was to drop below the inventory cost, these differences would be realized as a loss and inventories would be restated accordingly. Production levels are currently targeted to meet all negotiated coal sales during the current fiscal year.

Depletion
The initial mine site feasibility study was prepared by Norwest Mine Services Ltd., in September 2002. This report indicated total recoverable coal reserves of 15,181,179 metric tonnes, with an estimated mine life of 15 years. The initial depletion base used in the current year is the value of the deferred development at March 31, 2004 which was $16,842,989. Depletion will be recognized as a cost at the date of the sale, based on a per tonnage charge. The depletion base will be adjusted at the end of each reporting period, to reflect the full development costs as construction and development projects are completed.

Mining Equipment, Facilities and Amortization Costs
During the quarter, the mine site facilities have been under construction and the coal handling and processing equipment is being built off-site. The costs associated with this period are included as construction in progress within deferred development costs. Once the equipment is operational, the appropriate values will be transferred to mining equipment, site facilities, buildings, site, and related assets. Depreciation will be charged to operations when the assets are put into production. The Company will review the values of the equipment and determine the estimated useful life and appropriate depreciation method for each class of equipment within this fiscal period.

Initial Mine Start-up, Site Preparation, Waste Mining
Mine start up costs to date includes mobilization costs for the mining contractor and the initial preparation of the mine site. The costs associated with mobilization will be amortized over the term of the contract which is currently 5 years. The initial removal of waste rock costs are included as deferred development, and will be included in the depletion base.

The mine is an open pit mine and the waste rock mining costs are related to the cost of coal mined usually measured as a percentage of the total volume removed related to the coal exposed ( referred to the bank cubic metre or bcm ratio). By reviewing the anticipated waste rock ratio to actual results, the size of the mine site and future access to other areas, management determined that direct costing of the waste rock mining costs once the site was open would be the most effective way to transfer these costs into the mining operations. This method could provide some variation in the bcm costs, if the coal seams are at deeper levels or in lesser thicknesses than anticipated. This could result in month to month fluctuations in the cost of inventory or goods sold. However, based on the mine feasibility study prepared in September 2002, it is anticipated that the variation would be from 5.5:1 to 3.5:1 and the changes will be addressed as part of the comments associated with the financial results.

Forward Foreign Exchange Contracts
The Company has entered into a series of forward contracts to sell US dollars. These transactions do not qualify as hedge accounting, as per Accounting Guideline (AcG) 13. Accordingly, contracts are marked to market at the end of each reporting period with gains or losses being included in income.

This accounting treatment follows the recommendation of Emerging Issues Committee Discussion (EIC) 128 that states, that a freestanding derivative financial instrument that gives rise to a financial asset or financial liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting under AcG-13 should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized currently as income.

Results of Operations

Revenue

The Company realized revenues, almost entirely as a result of coal sales, of $9.189 million for the three month period ended December 31, 2004 and $12.452 million for the nine month period ended December 31, 2004. Minimal revenues were realized during the prior comparable periods. The coal sales are a result of the Company’s commercial coal shipments totaling approximately 146,000 tonnes and 192,000 tonnes of PCI product during the three month and nine month periods respectively ended December 31, 2004.

Income from Mining Operation

The Company realized $1.191 million and $1.845 million in income from mining operations for the three and nine month periods ended December 31, 2004. The Company’s total cost of operations for the three and nine month periods ended December 31, 2004 were $7.997 million and $10.608 million respectively. Of this amount, for the three month period $4.728 million represented mining costs, $3.107 million represented transportation and other costs, and $0.162 million represented depletion and for the nine month period $6.326 million represented mining costs, $4.068 million represented transportation and other costs, and $0.213 million represented depletion. Depletion costs included in cost of operations reflect the expensing of the initial deferred development costs to operations as the minerals are extracted and sold. Mining costs consist of direct labor costs that are specifically identified or associated with particular units of mined materials; mine costs incurred in severing and extracting the materials from the mine; maintenance and repair of mining equipment and facilities directly associated with the mine operation and ordinary treatment processes; supplies used in the mining operation and ordinary treatment processes. Transportation and other costs consist of the costs associated with rail transportation of the Company’s coal to Neptune Bulk Terminals in North Vancouver, related terminal costs and other miscellaneous costs associated with transportation and coal handling off the mine site. Depreciation and amortization costs included in cost of operations reflect depreciation on mining equipment, buildings, and other facilities engaged directly in extraction and ordinary treatment processes. While the Company’s initial cost of operations overall have been consistent with expectations, those costs are not necessarily indicative of the costs which will be incurred in future periods.

Expenses
Expenses increased over the prior comparable period by $0.614 million for the three months ended December 31, 2004, and by $1.507 million for the nine months then ended due to the significantly higher Company activity level directed to bringing the Willow Creek Coal Mine into production. During both periods, most expense categories experienced significant percentage increases over the prior comparable period, with the exception of fees and assessments.

Salaries and stock-based compensation accounted for a $0.108 million increase versus the comparable period for the three months ended December 31, 2004, and a $0.656 million increase in expenses for the nine month period ended December 31, 2004. The increase in compensation expense was due to the recognition of stock-based compensation expense of $0.828 and the significantly higher Company activity level directed to bringing the Willow Creek Coal Mine into production. Effective April 1, 2003 the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after April 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”). Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense is recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share exercise price on the day that options are granted.

Contributing to the increase in expenses for the nine month period were consulting fees. While consulting fees declined slightly for the three months ended December 31, 2004, they increased by $0.118 million for the nine months then ended. The most significant portion was for consulting services rendered relating to the Willow Creek Joint Venture and the commencement of mining operations.

Interest and financing costs increased by $0.230 million for the three months ended December 31, 2004, and $0.387 million for the nine months ended December 31, 2004 over the same periods in the prior year. The interest and financing costs for the three months and the nine months ended December 31, 2004 were primarily due to interest paid on three outstanding debts. One is comprised of the outstanding principal due for the purchase of Mitsui Matsushima’s interest in the Willow Creek Coal Mine, which has declined from $6 million in January, 2004 to $2 million following the payment made at the end of December, 2004. The second is with respect to Marubeni’s US$7.3 million loan for the construction of the mine. The Company has drawn down the Marubeni loan in a series of tranches from May to November 2004. Of the proceeds from the Marubeni loan, the majority of the funds were converted to Canadian dollars at the exchange rate on forward contracts or through spot trades, with the balance of US dollars being used to pay US dollar expenditures. The third is with respect to The Rockside Foundation loan of which the principal was US$3.750 million commencing in November. The interest costs during this fiscal year have been allocated between expenses and the construction project based on the value of the construction to date.

Office costs increased by $0.046 million for the three months and $0.090 million for the nine months ended December 31, 2004 as compared to the same periods in 2003. These costs were comprised of directors and officers insurance, office supplies, printing, telephone and communications, and computer expenses. The increase is a result of the Company acquiring directors and officers’ liability insurance and the general increase in the Company’s business operating activity.

Professional fees increased by $0.144 million for the three months and $0.205 million for the nine months ended December 31, 2004 as compared to the same periods in 2003. The professional services provided were primarily by the Company’s legal counsel and related to a variety of regulatory related issues, dealings for the agreements regarding the Marubeni and The Rockside Foundation loans, issues relating to the development of the Willow Creek Coal Mine and other legal matters.

Other Items
The Company had a gain of $1.302 million on foreign exchange for the three months and $2.344 million for the nine months ended December 31, 2004. The Company has entered a series of forward exchange contracts to sell US $ at rates between $ 1.18134 to $1.30725 (CAD$/US$). These contracts have maturity dates ranging from February 2005 to March 2006. At December 31, 2004, the balance outstanding was US$ 29.1 million, with a potential exchange gain of CAD$ 0.504 million. These transactions do not qualify for hedge accounting, as per AcG 13; therefore, contracts are marked to market at the end of each reporting period with gains or losses being included in income. Interest and other income primarily reflects interest earned on funds on deposit in corporate accounts.

Net Profit /Loss
As a result of the foregoing, the Company realized consolidated net profit (losses) for the three months and nine months ended December 31, 2004 of $1.664 million or $0.03 per share and $1.888 million or $0.03 per share, respectively. For the three and nine months ended December 31, 2003, the Company realized net losses of ($0.576 million) or ($0.02) per share and ($0.788 million) or ($0.02) per share, respectively. The Company has significant loss carry forwards and therefore has no provision for income taxes is required.

Selected Quarterly Information1

Total Revenue includes interest revenue (consistent with all earlier quarters)

	Quarter ended	Quarter ended	Quarter ended June	Quarter ended March	Quarter ended	Quarter ended	Quarter ended June	Quarter ended March
	December 31, 2004	September 30, 2004	30, 2004	31, 2004	December 31, 2003	September 30, 2003	30, 2003	31, 2003
Total Revenues	$9.189	$3.266	Nil	Nil	Nil	Nil	Nil	Nil
Net Income (Loss)	$1.664	$0.756	($0.531)	($0.326)	($0.576)	($0.368)	($0.2114)	($3.041)
Net Income (Loss) Per Share (outstanding)2< /sup>	$0.03	$0.01	($0.01)	($0.01)	($0.02)	($0.01)	($0.01)	($0.11)

1. All figures are in millions excepting those on a per share basis.
2. Fully diluted earnings/(loss) per share has not been presented as it is anti-dilutive. (Loss) / earnings per share is            calculated based on the weighted-average number of shares outstanding.

The growth in revenues for the quarters ended September 30, 2004 and December 31, 2004 are attributable to the commencement of commercial-scale coal production at the Company’s Willow Creek coal mine on July 30, 2004. Production of coal through this period has continued at a rate of approximately 45,000 tonnes per month and commercial coal shipments totaling approximately 146,000 tonnes have been completed.

Net income has been realized for the two most recent quarters as a result of the commercial operations at the mine and also due to foreign exchange gains. During the quarter ended December 31, 2004 income from mining operations was $1.191 million and the foreign exchange gain was $1.302 million. Similarly, for the quarter ended September 30, 2004, the income from mining operations was $0.653 millions and the foreign exchange gain was $1.045 million.

Liquidity, Financial Condition and Capital Resources

The Company’s working capital deficiency at December 31, 2004 was $7.361 million compared to a working capital deficiency of $3.207 million at March 31, 2004. The commencement of commercial mining operations has resulted in significant amounts in accounts receivable and inventory, and it is expected that this will continue to be the case going forward. In addition as a result of the capital investments and other normal course of business purchases the outstanding GST receivable is $1.743 million. The $2 million balance on the debt owed to Mitsui Matsushima is classified as a current liability as the debt is scheduled to be repaid on or before June 30, 2005. Similarly $2.395 million of the Marubeni debt facility is classified as a current liability.

Operating activities produced a positive cash flow of $2.261 million for the three month period and $0.597 million for the nine month period ended December 31, 2004, and primarily reflects the net profit for the periods due to coal sales. Increases in accounts receivable, inventory and prepaid expenses were reflected in the Company’s increasing demand for working capital. Financing activities provided $14.539 million for the three month period and $24.959 million for the nine month period. Investing activities required cash of $12.222 million for the three month period and $18.848 million for the nine month period and reflect a substantial increase in investing activities associated with development activity at the Willow Creek Mine. Mineral property expenditures were $11.649 million for the three months and $18.257 million the nine months ended December 31, 2004. During the most recent three months, construction costs were $10.997 million, including road building and site preparation, crusher, conveying systems coal handling facilities and the rail siding. Geology and engineering costs were $0.521 million for the project management and design of various elements of the construction project. The Company purchased nearby residential properties and paid other associated landowner compensation for $0.538 million.

The result of these cash flows was an increase in cash of $4.534 million for the three month period and for the nine month period $6.563 million. The Company continues to monitor cash flows closely as the Company continues to anticipate significant expenditures due to increasing the production rate, ongoing capital expenditures to achieve the increased production rate as well as to construct the coal preparation plant. Coal revenues will ultimately increase as a result of the successful conclusion of each of these activities. The Company is currently evaluating if further funds will be required to complete the continuing capital expenditure program.

As described in the “Overview, Design and Construction of Site Facilities and Financing and Other Issues”, the capital and other costs of the Willow Creek Coal Mine have increased above the initial projections. Based on the most recent design and procurement information available, Company management now expects that capital project costs will total approximately $26.3 million, an increase from the original estimates of approximately $8.3 million.

To fund its forecasted capital expenditures, general and administrative expenses, and working capital for the development of the Willow Creek Coal Mine, the Company entered into two financing agreements in the first quarter of fiscal 2005 and a third financing agreement in the third quarter of fiscal 2005. An agreement was completed with Marubeni for a US$7,600,000 debt facility in May 2004 which the Company has drawn down. The debt payable to Marubeni is secured by an interest in the Company’s assets that ranks pari passu with the current security interest held by Mitsui Matsushima. The second financing agreement was a non-brokered private placement for $3,000,001 at a price of $0.90 per common share whereby the Company issued 3,333,334 shares of common stock to Sprott Asset Management, Inc. and was completed in May 2004. The Company entered into a transaction with The Rockside Foundation, described in detail in “Overview, Financing and Other Issues”, whereby the Company borrowed from The Rockside Foundation the aggregate principal sum of US$8.850 million.

During the three months ended December 31, 2004, 9,315,000 warrants and 765,300 options were exercised for total proceeds of $2,426,903.

Transactions with Related Parties

The Company owes $51,675 (March 31, 2004 — $51,675) to a former director for consulting fees. The Company has provided for the payment of $600,000 to the estate of Orval Gillespie, the former Chairman of the Company.

The Company has completed an agreement to enter into a transaction with The Rockside Foundation, described in detail in “Overview, Financing and Other Issues”, whereby the Company has completed a transaction to borrow from Rockside the aggregate principal sum of up to US$8.850 million, together with interest thereon at the rate of 10% per annum payable monthly.

To the knowledge of the Company Rockside owns 19.9% of the Company as of the date of this report and is a related party to the Company, as such, term is defined in Ontario Securities Commission Rule 61-501, by virtue of its beneficial ownership of more than 10% of the Common shares of the Company.

Other Information

The Company has not entered into any off-balance sheet arrangements at this time.

As at February 22, 2005, the Company had the following securities issued and outstanding:

Common shares	67,386,858
Share purchase options	2,020,000
Share purchase warrants	1,100,000
Directors and Officers
Jeffrey M. Fehn	Director, Chairman of the Board
Graham Mackenzie	Director, President and Chief Executive Officer
Mark Fields	Director, Executive Vice President and Secretary
Mark T. Smith	Director
Clay Gillespie	Director
Gordon Fretwell	Director
Martin Rip	Vice President, Finance and Chief Financial Officer

Integrity of Disclosure

The Company’s management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

Additional Information

Additional information on the Company is provided in the Company’s audited consolidated financial statements for the years ended March 31, 2004, 2003 and 2002 and the Company’s Information Circular dated July 14, 2004. These documents are available on SEDAR at www.sedar.com and are also available through the Securities and Exchange Commission’s EDGAR database at www.sec.gov. Additional information relating to the Company’s operations and activities can also be found by visiting the Company’s website at www.pinevalleycoal.com.